(As filed with the Securities and Exchange Commission
					December 28, 2000)

									File No. 70-9791

   					AMENDMENT NO. 3 TO
                               FORM U-1
                 APPLICATION OR DECLARATION UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ----------------------------------

                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

            (Names of companies filing this statement and
              addresses of principal executive offices)
                  ---------------------------------

                                 None

           (Name of top registered holding company parent)
                  ---------------------------------

                          Mark C. Williamson
         Executive Vice President and Chief Strategic Officer
                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

               (Name and address of agent for service)

  The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

Lee Cullen                         Gary Mathis
Cullen Weston Pines & Bach LLP     Madison Gas and Electric Co.
122 West Washington Avenue         133 South Blair Street
Suite 900                          P.O. Box 1231
Madison, WI 53703                  Madison, WI 53701-1231
Ph: (608) 251-0101                 Ph: (608) 252-7000
Fax: (608) 251-2883                Fax: (608) 252-7098
E-mail: cullen@cwpb.com            E-mail: gmathis@mge.com


Madison Gas and Electric Company hereby amends and restates its Application/Declaration on Form U-1 in Commission file No.
70-9791 as follows:

ITEM 4:	REGULATORY APPROVALS

	On July 31, 2000, the Transco filed an application with the FERC seeking approval of the Transco OATT, and on September 8, 2000, MGE filed an application with FERC under sec. 203 of the Federal Power Act for approval to contribute its transmission facilities to the ATC. (Docket No. EC00-136-000.) FERC approved MGE's application on November 21, 2000 [N39 - Madison
Gas and Electric Company, Wisconsin Public Service Corporation, American Transmission Company L.L.C., Docket No. EC00-136-000,
93 F.E.R.C. Par. 61,215 (Nov. 24, 2000)].  On December 14, 2000,
FERC issued an order in Docket No. EROO-3316-000, Accepting in Part and Rejecting in Part Filing of Open Access Transmission Tariff. In that order, FERC accepted the Transco's proposed
OATT, with certain clarifications and modifications, as consistent with or superior to FERC's pro forma tariff. [N40 - American Transmission Company LLC, 93 F.E.R.C. Par. 61,627
(2000).] FERC accepted the OATT to be effective on the date the associated rates become effective. With respect to the Transco's proposed rates, however, FERC stated that certain aspects of the rate proposal deemed to be rate "incentives," such as the capital expansion adder and shortened depreciation for new transmission facilities, were only available in the context of RTOs. On December 15, 2000, the Transco submitted a new Section 205 rate filing without the capital expansion adder and shortened depreciation life proposals. The rates proposed in the December 15, 2000, filing reflect a reduction of approximately 5% from the rates proposed in the July 31, 2000, filing but are otherwise identical to the rates proposed in the July filing. The Transco has asked FERC for expedited review of its December 15, 2000, filing. Applicants do not believe that final FERC approval of the OATT price terms is required in order for the Commission to grant the authorizations requested in this Application. Transco counsel has advised that based on the FERC's December 14, 2000, order approving the Transco's OATT, the Transco's December 15, 2000, Section 205 rate filing, and
FERC precedent, the Transco can begin operations on January 1, 2001, without violating the Federal Power Act.
The Wisconsin Commission must also approve certain aspects of the transactions contemplated herein. To receive those approvals, the ATC and the member utilities filed an application to the Wisconsin Commission on August 18, 2000, and on December
20, 2000, the Wisconsin Commission approved the application. (Docket No. 137-NC-100.) No other state or other federal agency has jurisdiction in this matter concerning MGE's contributions to the Transco.

				SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, MGE has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                    MADISON GAS AND ELECTRIC COMPANY



               By:  /s/ Mark C. Williamson
                    Mark C. Williamson
                    Executive Vice President and
                    Chief Strategic Officer

                    Dated: December 28, 2000